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Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of IAMGOLD Corporation

We consent to the inclusion in this annual report on Form 40-F/A of:

–
our auditors' report dated March 30, 2007 on the consolidated balance sheets of IAMGOLD Corporation (the "Company") as at December 31, 2006 and 2005 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006; and

–
our Report of Independent Registered Public Accounting Firm dated March 30, 2007 on management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006.

each of which is contained in or incorporated by reference in this annual report on Form 40-F/A of the Company for the fiscal year ended December 31, 2006.

We also consent to the incorporation by reference of the above reports in the registration statement (No. 333-142127) on Form S-8.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 30, 2007

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  Exhibit 99.8
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM